UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 1)(1)

ViaSat, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

92552V100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Matrix Capital Management Company LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 914,700 shares

	6	Shared Voting Power Not Applicable

	7	Sole Dispositive Power 914,700 shares

	8	Shared Dispositive Power Not Applicable

9	Aggregate Amount Beneficially Owned by Each Reporting Person 914,700 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 2.95%

12	Type of Reporting (See Instructions) IA, OO

1	Names of Reporting Persons. David E. Goel

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 914,700 shares

	6	Shared Voting Power Not Applicable

	7	Sole Dispositive Power 914,700 shares

	8	Shared Dispositive Power Not Applicable

9	Aggregate Amount Beneficially Owned by Each Reporting Person 914,700 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 2.95%

12	Type of Reporting (See Instructions) IN

Item 1(a).	Name of Issuer: ViaSat, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 6155 El Camino Real Carlsbad, California 92009

Item 2(a).	Name of Person(s) Filing: Matrix Capital Management Company LLC David E. Goel
Item 2(b).	Address of Principal Business Office or, if none, Residence: Each of the Reporting Persons has its business address at: Bay Colony Corporate Center 1000 Winter Street Suite 4500 Waltham, MA 02451
Item 2(c).	Citizenship or Place of Organization: Matrix Capital Management Company LLC is organized under the laws of the State of Delaware. David E. Goel is a Canadian citizen.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share.
Item 2(e).	CUSIP Number: 92552V100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.	☐	Broker or dealer registered under section 15 of the Act.
b.	☐	Bank as defined in section 3(a)(6) of the Act.
c.	☐	Insurance company as defined in section 3(a)(19) of the Act.
d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
k.	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Matrix Capital Management Company LLC, in its capacity as an investment adviser, has the sole right to vote and dispose of the Issuer’s Common Stock.  David E. Goel is the Managing Member of Matrix Capital Management Company LLC.  Matrix Capital Management Company LLC and Mr. Goel disclaim beneficial ownership of the Common Stock of the Issuer.

(a) Amount beneficially owned: 914,700 shares of Common Stock
(b) Percent of class: 2.95%
(c) Number of shares as to which the person has:
(1) Sole power to vote or direct the vote: 914,700 shares of Common Stock
(2) Shared power to vote or direct the vote: None.
(3) Sole power to dispose or direct the disposition of: 914,700 shares of Common Stock
(4) Shared power to dispose or direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 13th day of February, 2009.

Matrix Capital Management Company LLC

By:	/s/ David E. Goel
	By:	David E. Goel
	Its:	Managing Member

/s/ David E. Goel
David E. Goel

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of ViaSat, Inc., and that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 13th day of February, 2009.

Matrix Capital Management Company LLC

By:	/s/ David E. Goel
	By:	David E. Goel
	Its:	Managing Member

/s/ David E. Goel
David E. Goel